Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2017
Earnings from Continuing Operations	$1,217
Add (deduct):
Taxes on earnings	440
Capitalized interest cost, net of amortization	(8)
Noncontrolling interests	16

Earnings from Continuing Operations, as adjusted	1,665

Fixed Charges:
Interest on long-term and short-term debt	658
Capitalized interest cost	19
Rental expense representative of an interest factor	85

Total Fixed Charges	762

Total adjusted earnings available for payment of fixed charges	$2,427

Ratio of earnings to fixed charges	3.2

NOTE:   For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.